Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

(in thousands, except ratios)

	Six Months
	Ended	Year Ended December 31,
	June 30, 2014	2013	2012	2011	2010	2009

Excluding interest on deposits

Income before income taxes	$178,538	$327,135	$307,955	$253,616	$161,152	$50,163
Equity investee income	(8,500)	(16,650)	(11,000)	(12,720)	(10,207)	(3,545)
Equity investee distributions	9,292	9,698	8,234	9,428	8,084	2,827
Preferred dividends of consolidated subsidiaries	—	—	—	(2,885)	(3,681)	(3,725)
Fixed charges:
Interest expense (1)	22,000	44,466	41,881	36,831	52,036	24,319
Interest within rental expense	7,570	16,095	15,195	13,015	13,149	12,286
Preferred dividends of consolidated subsidiaries	—	—	—	2,885	3,681	3,725
Total fixed charges	$29,570	$60,561	$57,076	$52,731	$68,866	$40,330
Total earnings and fixed charges	$208,900	$380,744	$362,265	$300,170	$224,214	$86,050

Fixed charges, as above	$29,570	$60,561	$57,076	$52,731	$68,866	$40,330
Preferred stock dividends	14,076	16,547	—	—	3,008	34,285
Fixed charges including preferred stock dividends	$43,646	$77,108	$57,076	$52,731	$71,874	$74,615

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.79	4.94	6.35	5.69	3.12	1.15

Including interest on deposits

Total earnings and fixed charges, as above	$208,900	$380,744	$362,265	$300,170	$224,214	$86,050
Add: Interest on deposits	4,194	11,114	14,042	33,685	49,030	60,429
Total earnings, fixed charges and interest on deposits	$213,094	$391,858	$376,307	$333,855	$273,244	$146,479

Fixed charges, including preferred stock dividends, as above	$43,646	$77,108	$57,076	$52,731	$71,874	$74,615
Add: Interest on deposits	4,194	11,114	14,042	33,685	49,030	60,429
Total fixed charges including preferred stock dividends and interest on deposits	$47,840	$88,222	$71,118	$86,416	$120,904	$135,044

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.45	4.44	5.29	3.86	2.26	1.08

(1) Includes interest expense on uncertain tax positions.